

April 17, 2012

Via E-mail
Mr. Stephen Elop
President and Chief Executive Officer
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FI-00045 NOKIA GROUP
Espoo, Finland

> **Re: Nokia Corporation**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-13202**

Dear Mr. Elop:

   We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Microsoft Partnership, page 90

1. Please disclose the significant terms of the licensing fee agreement. In addition, disclose the nature and terms of platform support payments agreement. We note your disclosure that the "total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitments."

2. Please tell us how you are accounting for the platform support payments. Refer in your response to your basis in the accounting literature.

Results of Operations, Results by Segments, Devices & Services

Net Sales, page 118

3. Please tell us and disclose the nature of the EUR 450 million non-recurring IPR royalty income.

Average Selling Price, page 118

4. Please tell us and disclose why IPR royalty income is included in your mobile device average selling price.

2. Segment information, page F-25

5. We note your disclosure that you have four operating and reportable segments. It appears to us that the Devices & Services Other is an operating segment and reportable segment under paragraphs 13(b) and (c) of IFRS 8. We also note that no goodwill was allocated to this segment. Please revise your disclosures in the filing and results by segments MD&A accordingly or advise us.

8. Impairment, page F-35

6. Please tell us and disclose why no goodwill was allocated from Devices & Services to Location & Commerce.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director